Exhibit 3.4


                            CARTER, LEDYARD & MILBURN
                               COUNSELLORS AT LAW
                                  2 WALL STREET
                            NEW YORK, N.Y. 10005-2072


                                  July 11, 1997


The Chase Manhattan Bank,
  as Trustee of
Delaware-Voyageur Tax-Exempt Trust,
  Series 11
Four New York Plaza
New York, New York  10004-2413

        Attn:  Mr. Paul J. Holland
               Vice President

        Re: Delaware-Voyageur Tax-Exempt Trust, Series 11, consisting of Colorado Insured Series 9, National Insured Series 4 and
                               Oregon Insured Series 6

Dear Sirs:

         We are acting as counsel for The Chase Manhattan Bank ("Chase") in connection with the execution and delivery of a Standard Terms and Conditions of Trust and a related Trust Agreement each dated as of today (collectively, the "Indenture"), between Delaware Management Company, Inc., as Depositor (the "Depositor"), Muller Data Corporation, as Evaluator, and Chase, as Trustee (the "Trustee"), establishing Delaware-Voyageur Tax-Exempt Trust, Series 11, which consists of Colorado Insured Series 9, National Insured Series 4 and Oregon Insured Series 6 (each, a "Trust"), and the confirmation by Chase, as Trustee under the Indenture, that it has registered on the registration books of the Trust the ownership by the Depositor of a number of units constituting the entire interest in the respective Trust (such aggregate units being herein called "Units"), each of which Units represents an undivided interest in the Trust, which consists of tax-exempt municipal obligations (including confirmation of contracts for the purchase of certain obligations not yet delivered and cash, cash equivalents or an irrevocable letter of credit in the amount required for such purchase upon the receipt of such obligations), such obligations being defined in the Indenture as Securities and referenced in the schedules to the Indenture.

         We have examined the Indenture, the Closing Memorandum delivered today by the parties to the Indenture (the "Closing Memorandum"), and such other documents as we have deemed necessary in order to render this opinion. Based on the foregoing, we are of the opinion that:

         1. Chase is a duly organized and existing corporation having the powers of a trust company under the laws of the State of New York.

         2. The Indenture has been duly executed and delivered by Chase and, assuming due execution and delivery by the other parties thereto, constitutes the valid and legally binding obligation of Chase.

         3. Chase, as Trustee, has registered on the registration books of the Trust the ownership of the Units by the Depositor. Upon receipt of confirmation of the effectiveness of the registration statement for the sale of the Units filed with the Securities and Exchange Commission under the Securities Act of 1933, the Trustee may cause the Units to be registered in such names as the Depositor may request, to or upon the order of the Depositor, as provided in the Closing Memorandum.

         4. Chase, as Trustee, may lawfully advance amounts to the Trust and may be reimbursed, without interest, for any such advances from funds in the interest and capital accounts, as provided in the Indenture.

         In rendering the foregoing opinion, we have not considered, among other things, whether the Securities have been duly authorized and delivered.

                                             Very truly yours,

                                             CARTER, LEDYARD & MILBURN
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